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                          March 18, 2024

       John Tucker
       President and Chief Executive Officer
       scPharmaceuticals Inc.
       25 Burlington Mall Road, Suite 203
       Burlington, Massachusetts 01803

                                                        Re: scPharmaceuticals
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 13,
2024
                                                            File No. 333-277886

       Dear John Tucker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Wes Holmes, Esq.